HUADIAN 12g3-2(b)
File No. 82-4932

The Stock Exchange [redacted] g Kong Limited takes no responsibility for the contents of this announ[redacted] resentation as to its accuracy or completeness and expressly ... ever for any loss howsoever arising from or in reliance upon ... contents of this announcement.

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock Code: 1071)

2005 THIRD QUARTERLY RESULTS AND DISCLOSURE PURSUANT TO HONG KONG LISTING RULE 13.13

華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "Company") is required to publish its quarterly results pursuant to and in accordance with relevant PRC rules and regulations applicable to the Company.

All financial information set out in the Company's 2005 third quarterly report (the "Quarterly Report") is unaudited, and the relevant financial statements are prepared in accordance with PRC Accounting Standards and Regulations ("PRC GAAP").

Unless otherwise specified, this announcement is made in compliance with the disclosure requirements under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules").

Upon preparing the Quarterly Report, the Company became aware that the amount of its accounts receivable due from 山東電力集團公司 Shandong Electric Power (Group) Corporation* ("Shandong Electric Power") as at 30 September 2005 exceeded 8% of the Company's total market capitalisation at the material time and the Company hereby discloses details of such accounts receivable pursuant to Rule 13.13 of the Hong Kong Listing Rules.

1. IMPORTANT NOTICE

1.1 In accordance with the relevant PRC regulatory requirements, the board of directors (the "Board") of the Company and its directors (the "Directors") confirm that there are no misleading statements or misrepresentation contained in the Quarterly Report, or material omissions in preparing the report, and the Directors collectively and individually accept responsibility for the truthfulness, accuracy and completeness of the contents therein.

1.2 All of the Directors attended the 6th meeting of the fourth session of the Board.

1.3 Mr. He Gong (Chairman), Mr. Zhu Fangxin (Chief Accountant) and Mr. Tao Yunpeng (Head of the Company's accounting department) have confirmed the truthfulness and completeness of the financial statements in the Quarterly Report.

1.4 All financial information set out in the Quarterly Report is unaudited, and the relevant financial statements are prepared in accordance with the PRC GAAP.

1.5 Unless otherwise specified, this announcement is made in compliance with the disclosure requirements under Rule 13.09(2) of the Hong Kong Listing Rules.

2. COMPANY PROFILE

2.1 Corporate information

Stock code:	The Stock Exchange of Hong Kong Limited :1071	Shanghai Stock Exchange :600027
Stock abbreviation:		HDPI
	Company Secretary	Securities Representative
Name:	Zhou Lianqing	Zhang Gelin
Correspondence address:	14 Jingsan Road Jinan City Shandong Province the PRC	14 Jingsan Road Jinan City Shandong Province the PRC
Telephone:	86-531-82366808	86-531-82366095
Facsimile:	86-531-82366090	86-531-82366090
E-mail:	zhoulq@hdpi.com.cn	zhanggl@hdpi.com.cn

2.2 Financial information (PRC GAAP)

2.2.1 Major unaudited financial information and financial indicators

Unit: Rmb (unaudited)

	End of current reporting period	**End of last year**	**Increase/ (decrease) from end of last year(%)**
Total assets (Rmb'000)	30,683,430	27,790,708	10.41
Shareholders' equity (excluding: minority interests) (Rmb'000)	12,288,443	9,814,755	25.20
Net assets per share (Rmb)	2.04	1.87	9.09
Adjusted net assets per share (Rmb)	2.04	1.87	9.09

	Current reporting period	From the beginning of the year to the end of current reporting period	Increase/ (decrease) from the corresponding period of last year
Net cash inflow from operating activities (Rmb'000)	1,151,702	2,377,317	
Earnings per share (Rmb)	0.06	0.13	
Return on net assets (%)	2.80	6.50	
Return on net assets after deducting non-recurring items (%)	2.87	6.41	

Non-recurring items	**Amount** *('000)*
Net non-operating income, after deducting impairment provisions for assets	8,446
Net gain on derivatives financial instruments	8,549
Tax impact on non-recurring items	(5,608)
Total	11,387

2.2.2 Income statement

Unaudited income statement for the three months ended 30 September 2005 (i.e., from July 2005 to September 2005) (under PRC GAAP)

Unit: Rmb'000 (unaudited)

Item	July 2005 to September 2005 Consolidated	July 2005 to September 2005 Company
1. **Sales from principal activities**	3,512,409	2,250,641
Less: Cost of sales from principal activities	2,606,375	1,637,058
Sales taxes and surcharges	43,231	29,776
2. **Profit from principal activities**	862,803	583,807
Add: Profit / (loss) from other operations	8,245	(300)
Less: General and administrative expenses	206,924	118,307
Financial expenses	110,903	43,302
3. **Operating profit**	553,221	421,898
Add: Investment (loss) / income	(448)	59,662
Non-operating income	776	—
Less: Non-operating expenses	1,291	135
4. **Profit before income tax**	552,258	481,425
Less: Income tax	180,529	136,788
Minority interests	27,092	-
5. **Net profit**	344,637	344,637

Unaudited income Statement for the nine months ended 30 September 2005 (i.e., from January 2005 to September 2005) (under PRC GAAP)

Unit: Rmb'000 (unaudited)

Item	January 2005 to September 2005 Consolidated	Company
1. Sales from principal activities	9,911,857	5,981,012
Less: Cost of sales from principal activities	7,601,615	4,570,180
Sales taxes and surcharges	106,000	66,310
2. Profit from principal activities	2,204,242	1,344,522
Add: Profit / (loss) from other operations	15,981	(145)
Less: General and administrative expenses	588,418	347,793
Financial expenses	366,661	138,075
3. Operating profit	1,265,144	858,509
Add: Investment income	8,938	220,826
Non-operating income	12,108	1,413
Less: Non-operating expenses	3,662	1,011
4. Profit before income tax	1,282,528	1,079,737
Less: Income tax	407,574	281,047
Minority interests	76,264	–
5. Net profit	798,690	798,690

2.3 Total number of shareholders and top 10 registered holders of listed shares as at the end of the reporting period

Total number of shareholders as at the end of the reporting period: 120,207 shareholders

Particulars of the top 10 registered holders of listed shares:

Name of shareholders (in full)	Number of listed shares held as at the end of the reporting period	Class of shares (A, B, H shares or other class(es))
HKSCC Nominees Limited	1,420,761,900	H shares
Citic Trust & Investment Co., Ltd.	3,800,000	A shares
Zhu Shenying	3,686,596	A shares
Hong Yuan Securities Co., Ltd.	3,000,000	A shares
China Foreign Economy and Trade Trust & Investment Company Limited	2,551,827	A shares
Shenzhen Wanzhao Trading Company Limited	2,000,000	A shares
Shanghai Electric (Group) Financial Company Limited	2,000,000	A shares
Yao Yanye	2,000,000	A shares
Wang Juan	2,000,000	A shares
Lv Mingfeng	2,000,000	A shares

3. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Brief analysis of the overall operation during the reporting period

During the reporting period, the Company's generating units continued to operate in a safe and stable fashion, with a considerable increase in average utilisation hours, power generation and sales revenue attained. Cost of coal incurred was under effective control. In general, the Company underwent a smooth and favourable overall operation.

Due to the increasing power demand in Shandong province, the average utilisation hours attained by the Company's generating units in Shandong province increased noticeably during the first three quarters of 2005 as compared to that during the corresponding period last year.

During the third quarter of 2005 (i.e. the three months from July 2005 to September 2005), on a consolidated basis of the Group (i.e. comprising the Company, its subsidiaries and jointly controlled entity): (i) electricity generated by its operating power plants amounted in aggregate to approximately 12,232 million kWh, representing an increase of approximately 26.2% as compared to that in respect of the corresponding period in 2004; (ii) on-grid power supply amounted to 11,448 million kWh; (iii) the average utilisation hours of its generating units increased by 170 hours to 1,496 hours from 1,326 hours for the corresponding period in 2004; (iv) the Company recorded revenue of approximately RMB3,512,000,000 with net profit amounting to approximately RMB345,000,000 for the third quarter of 2005.

For the first three quarters of 2005 (i.e. the nine months from January 2005 to September 2005), on a consolidated basis of the Group: (i) electricity generated by its operating power plants amounted in aggregate to approximately 35,058 million kWh, representing an increase of approximately 29.30% as compared to that in respect of the corresponding period in 2004; (ii) on-grid power supply amounted to 32,824 million kWh; (iii) the average utilisation hours of its generating units increased by 545 hours to 4,287 hours from 3,742 hours for the corresponding period in 2004. In addition, during the first three quarters of 2005, electricity generated by Ningxia Yinglite Zhongning Power Company Limited ("Zhongning Company") (in which the Company has a 50% equity interest), and Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company") (comprising a newly operated unit, in which the Company has a 40% equity interest) was approximately 1,750 million kWh and 43 million kWh, respectively. During the first three quarters of 2005, the unit cost of standard coal for power generation incurred by the Company was RMB160.52/MWh, representing a slight drop from that for the first half year of 2005. The Company recorded revenue of approximately RMB9,912,000,000 with net profit amounting to approximately RMB799,000,000 for the first three quarters of 2005.

The Company's generating units commencing operation during the third quarter of 2005: With the completion of 168-hour full-load pilot operation required by the relevant PRC regulations, the first 300MW generating unit of Chizhou Company was put into commercial operation on 11 September 2005. As at the end of the reporting period, the total installed capacity managed by the Group amounted to 8,635MW and the Company's total interested installed capacity amounted to 7,701.2MW.

The Company's projects under construction during the reporting period include: the second 330MW coal-fired generating unit of Zhongning Company, the second 300MW coal-fired generating unit of Chizhou Company, two 300MW heat and electricity co-generating units for Phase II expansion project of Huadian Qingdao Power Company Limited ("Qingdao Company"), two 1,000MW ultra-supercritical coal-fired generating units for Phase IV project of Zouxian Power Plant, two 600MW coal-fired generating units for Phase II expansion project of Weifang Power Plant, two 600MW coal-fired generating units of Lingwu Power Plant and two 600MW coal-fired generating units for Phase III expansion project of Sichuan Guangan Power Generation Company Limited.

The Company's preliminary projects during the reporting period: Currently, the Company is carrying out the corresponding preparation works as required under the relevant PRC approval policies for the two 300MW heat and electricity co-generating units for Phase II expansion project of Huadian Zhangqiu Power Company Limited, two 315MW heat and electricity co-generating units for Phase II expansion project of Huadian Tengzhou Xinyuan Power Company Limited and Sichuan Luzhou Chunnan Power Generation Company Limited's two 600MW coal-fired generating units. Further, with the completion of the preliminary feasibility study report for the Sichuan Daduhe Luding Hydropower Station project, the Company is carrying out its relevant feasibility study.

3.2 Principal business or products accounting for over 10% of the income or profit from principal operations

Unit: Rmb'000 (unaudited)

Business segment	Sales from principal activities	Cost of principal activities	Gross profit margin (%)
Electricity power	9,721,317	7,353,721	24.35

3.3 Analysis and explanation for major event and its impact and solution

As at 30 September 2005, the outstanding long-term and short-term loans provided by 中國華電集團財務有限公司 China Huadian Finance Corporation Limited* ("China Huadian Finance") to the Company and its subsidiaries amounted to RMB1,288,037,000. China Huadian Finance is an associate (as defined in the Hong Kong Listing Rules) of 中國華電集團公司China Huadian Corporation* ("China Huadian"), the Company's controlling shareholder, and hence a connected person of the Company. Such provision of loans by China Huadian Finance constitutes a connected transaction of the Company involving financial assistance for the benefit of the Group on normal commercial terms where no security over the assets of the Group is granted in respect of such financial assistance, and is therefore by virtue of Hong Kong Listing Rule 14A.65(4) exempt from the reporting, announcement and independent shareholders' approval requirements of Chapter 14A of the Hong Kong Listing Rules.

3.4 Use of proceeds from corporate bonds issued by China Huadian during the year for the benefit of the Group

So far as is known to the Directors, on 30 June 2005, China Huadian issued corporate bonds in the PRC in an aggregate principal amount of RMB2,000,000,000, of which: (i) RMB150,000,000 is being used to fund the financing requirements for the two 300MW generating units for Phase II expansion project of Qingdao Company; (ii) RMB200,000,000 is being used to fund the Company's financing needs in respect of two 600MW generating units of Anhui Huadian Suzhou Power Generation Company Limited; and (iii) RMB200,000,000 is being used to fund the Company's financing needs in respect of two 600MW generating units of Huadian Xinxiang Power Generation Company Limited. Such provisions of funds by China Huadian constitute connected transactions of the Company involving financial assistance for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group is granted in respect of such financial assistance, and are therefore by virtue of Hong Kong Listing Rule 14A.65(4) exempt from the reporting, announcement and independent shareholders' approval requirements of Chapter 14A of the Hong Kong Listing Rules.

3.5 Information discloseable under Hong Kong Listing Rule 13.13

Upon preparing the Quarterly Report, the Company became aware that the amount of its accounts receivable due from Shandong Electric Power as at 30 September 2005 amounted to RMB1,069,000,000, which exceeded 8% of the company's total market capitalisation at the material time, and the Company hereby discloses details of such accounts receivable pursuant to Rule 13.13 of the Hong Kong Listing Rules.

Shandong Electric Power is a PRC State-owned enterprise, and is the only entity which operates the electricity grid, which in turn supplies electricity to end-users, in Shandong province. The Group, in its ordinary and usual course of business, sells the electricity generated by the Company and its subsidiaries and power plants operating in Shandong province to Shandong Electric Power for monthly fees calculated by reference to electricity tariffs approved by the Shandong Provincial Government. Such monthly fees are payable in arrears, and Shandong Electric Power is normally provided with credit terms of periods each not exceeding one month. Therefore, the Group has accounts receivable due from Shandong Electric Power shown in its consolidated financial statements as at the end of each accounting period. Such accounts receivable arise during the Group's ordinary and normal course of business, and are unsecured and interest-free.

As mentioned in the Company's announcement dated 8 April 2003 and its subsequent annual reports, pursuant to the PRC State's policy regarding restructuring of State-owned power assets, on 1 April 2003, the then entire shareholding interest in the Company originally held by Shandong Electric Power was transferred by way of administrative allocation to China Huadian. China Huadian therefore substituted Shandong Electric Power and became the Company's controlling shareholder, and Shandong Electric Power has since then ceased to have any shareholding interest in the Company. All transactions between the Group and Shandong Electric Power have accordingly ceased to, and will not, constitute connected transactions of the Company.

The Company's unaudited balance sheet as at 30 September 2005 (prepared under PRC GAAP) and its unaudited cash flow statement for the nine months ended 30 September 2005 (prepared under PRC GAAP) are published on the website of the Shanghai Stock Exchange (www.sse.com.cn).

By Order of the Board
Huadian Power International Corporation Limited
Chairman
He Gong

As at the date of this announcement, the Directors are:

He Gong	(Chairman)
Chen Fihu	(Vice Chairman)
Zhu Chongli	(Vice Chairman)
Chen Jianhua	(Executive Director)
Tian Peiting	(Executive Director)
Wang Yingli	(Non-executive Director)
Zhang Bingju	(Non-executive Director)
Peng Xingyu	(Non-executive Director)
Ding Huiping	(Independent non-executive Director)
Zhao Jinghua	(Independent non-executive Director)
Wang Chuanshun	(Independent non-executive Director)
Hu Yuanmu	(Independent non-executive Director)

Shandong, the PRC
26 October 2005

* *For identification only*